Exhibit 12.1

Computation of Ratio of Debt-to-Equity

(Dollars in Thousands)	At December 31, 2015
Repurchase agreements and other advances	$9,388,902
Securitized debt	22,057
Obligation to return securities obtained as collateral, at fair value	507,443
Senior Notes	100,000
Total Debt	$10,018,402

Stockholders' Equity	$2,967,261

Ratio of Debt-to-Equity	3.4	:1
Debt-to-Equity Multiple	3.4	x